Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	Year ended December 31,					Six months ended June 30,
	2013(1)	2014	2015	2016	2017	2018(2)
	(in € millions, other than ratios)
Fixed Charges
Total interest expense from the banking operations	39,693	35,859	33,760	30,941	30,243	6,234
Other interest expenses	461	—	—	—	—	—
Interest credited on investment contracts and universal life-type contracts (FAS 97)	193	—	—	—	—	—

Total interest expense	40,347	35,859	33,760	30,941	30,243	6,234
Capitalized interest during construction	—	—	—	—	—	—

Total Charges	40,347	35,859	33,760	30,941	30,243	6,234

Dividend in preference shares	—	—	—	—	—	—
Dividend in preference shares - TIER1 capital	—	—	—	—	—	—

Total Charges inclusive Dividend in preference shares	40,347	35,859	33,760	30,941	30,243	6,234

Earnings
Pre tax profit	5,973	3,361	7,334	6,314	8,085	3,651
Total interest expense	40,347	35,859	33,760	30,941	30,243	6,234
Losses from investments accounted under the equity method	(246)	—	—	(3)	—	—

Total Earnings	46,014	39,220	41,094	37,252	38,328	9,885

Ratios
Earnings to Fixed Charges:
Including Interest on Deposits	1.14	1.09	1.22	1.20	1.27	1.59
Earnings to Combined Fixed Charges and Preferred Stock Dividend
Including Interest on Deposits	1.14	1.09	1.22	1.20	1.27	1.59

Notes:

(1)	The figures for 2013 are restated.
(2)

The adoption of IFRS 9 as of January 1, 2018, has resulted in a changed presentation of interest expenses on trading assets and liabilities. EUR 7,223 million (2017: EUR 16,862 million) has been reclassified to “valuation results and net trading income”. Prior period amounts have not been restated. Please refer to note 12 of unaudited condensed consolidated interim financial statements for the period ended June 30, 2018, included in the Current Report on Form 6-K filed with the SEC on August 2, 2018 (Film No. 18988575).